Exhibit 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the Class A Ordinary Shares, par value of US$0.0001 per share of Aimfinity Investment Corp. I, a Cayman Islands exempted company whose principal place of business is in Wilmington, Delaware, shall be filed on behalf of the undersigned.

March 27, 2023

Aimfinity Investment LLC

By:	/s/ I - Fa Chang	/s/ I - Fa Chang
Name:	I - Fa Chang	I - Fa Chang
Title:	Sole Manager